Exhibit 99.2

MECOX LANE LIMITED
 (Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

NOTICE OF ANNUAL GENERAL MEETING

To be held on June 5, 2014

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Mecox Lane Limited (the “Company”) will be held at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on June 5, 2014 at 10:00 a.m. (Hong Kong Time), and any adjournment(s) or postponement(s) thereof the AGM, for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.                                      Re-election of Mr. Bin Chen as a Director and Chairman of the Company;

2.                                      Re-election of Ms. Ye Wang as a Director of the Company;

3.                                      Re-election of Mr. Yifan Li as a Director of the Company;

4.                                      Re-election of Mr. Fan Zhang as a Director of the Company

5.                                      Election of Mr. Yanshi Jin as a Director of the Company;

6.                                      Election of Mr. Xiongsheng Yang as a Director of the Company;

7.                                      Election of Mr. Xiaohua Li as a Director of the Company; and

8.                                      Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on May 21, 2014 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depository Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.mecoxlane.com, or by writing to ir@mecoxlane.com to request a physical or electronic copy.

By Order of the Board of Directors,

Mecox Lane Limited

/s/ Bin Chen

Bin Chen
Chairman

Shanghai, PRC

May 21, 2014

Executive Office: 22nd Floor, Gems Tower, Building 20 No.487, Tianlin Road, Shanghai 200233, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands

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